news release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH DOING SO WOULD BE PROHIBITED BY APPLICABLE LAW

ArcelorMittal sells 233,169,183 Shares in Erdemir

Luxembourg, 8 October 2013: ArcelorMittal announces the sale of 233,169,183 shares (the “Shares”) in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale has generated proceeds of approximately US$267million.

Prior to the sale, ArcelorMittal owned 655,969,154 Shares in Erdemir, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal will hold approximately 12.08% of Erdemir’s share capital.

ArcelorMittal has agreed to a 180-day lock-up period on its remaining stake in Erdemir.

The sale was managed by Citigroup Global Markets Limited acting as Sole Bookrunner.

Important notice

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO BUY, SELL, ISSUE, OR SUBSCRIBE FOR, OR THE SOLICITATION OF AN OFFER TO BUY, SELL, ISSUE, OR SUBSCRIBE FOR ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION OF SUCH SECURITIES UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THIS DOCUMENT IS AN ADVERTISEMENT FOR THE PURPOSES OF APPLICABLE MEASURES IMPLEMENTING DIRECTIVE 2003/71/EC (SUCH DIRECTIVE AND AMENDMENTS THERETO, INCLUDING DIRECTIVE 2010/73/EU, TO THE EXTENT IMPLEMENTED IN EACH RELEVANT MEMBER STATE, TOGETHER WITH ANY APPLICABLE IMPLEMENTING MEASURES IN EACH MEMBER STATE UNDER SUCH DIRECTIVE, THE “PROSPECTUS DIRECTIVE”).

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) QUALIFIED INVESTORS WITHIN THE PROSPECTUS DIRECTIVE AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS

RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D)  (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE SECURITIES REFERRED HEREIN MAY OTHERWISE LAWFULLY BE MADE (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).  THE INFORMATION REGARDING THE TRANSACTION SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES.

NO DISTRIBUTION OF THE SECURITIES, AND NO OFFERING OR PUBLICITY OF MATERIALS RELATING TO THE SECURITIES IS INTENDED IN TURKEY ABSENT A REGISTRATION OF THE SECURITIES AS A PUBLIC OFFERING WITH THE TURKISH CAPITAL MARKETS BOARD.

ANY INVESTMENT DECISION TO BUY SECURITIES IN THE TRANSACTION MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION, WHICH HAS NOT BEEN INDEPENDENTLY VERIFIED BY Citigroup Global Markets Limited (THE “Sole Bookrunner”) OR ARCELORMITTAL.  NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR INTO ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, AUSTRALIAN, JAPANESE OR OTHER APPLICABLE SECURITIES LAWS.

THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES REFERRED TO HEREIN IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW.   NO ACTION HAS BEEN TAKEN BY THE SOLE BOOKRUNNER, ARCELORMITTAL OR ANY OF THEIR RESPECTIVE AFFILIATES, OR ANY OTHER PERSON THAT WOULD PERMIT AN OFFER OF THE SECURITIES REFERRED TO HEREIN OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED.  PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE SOLE BOOKRUNNER TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS.

THE SOLE BOOKRUNNER IS ACTING EXCLUSIVELY FOR ARCELORMITTAL AND NO ONE ELSE IN CONNECTION WITH THE TRANSACTION. THE SOLE BOOKRUNNER WILL NOT REGARD ANY OTHER PERSON (WHETHER OR NOT A RECIPIENT OF THIS DOCUMENT) AS ITS CLIENT IN RELATION TO THE TRANSACTION AND THE SOLE BOOKRUNNER WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN ARCELOR MITTAL FOR PROVIDING THE PROTECTIONS AFFORDED

TO ITS CLIENTS NOR FOR GIVING ADVICE IN RELATION TO THE TRANSACTION OR ANY OFFERING, ARRANGEMENT OR OTHER MATTER REFERRED TO IN THIS ANNOUNCEMENT. THE SOLE BOOKRUNNER MAY PARTICIPATE IN THE TRANSACTION ON A PROPRIETARY BASIS.